EXHIBIT 3

     MANAGEMENT’S DISCUSSION AND ANALYSIS

 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis should be read in conjunction with the consolidated financial statements for the years ended December 31, 2003 and 2002 and the notes thereto, set out on pages 44 to 67.

On January 1, 2003, the Company segregated its kraft paper (containerboard) activities from its pulp and containerboard business segment and included it in its specialties business segment. Segmented information for the preceding year has been restated to reflect this change.

Throughout the discussion, reference is made to EBITDA, which represents earnings from continuing operations before interest, taxes, depreciation and amortization, and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies. EBITDA is presented because we believe it is a useful indicator of a company’s ability to meet debt service and capital expenditure requirements. The Company interprets EBITDA trends as an indicator of relative operating performance. EBITDA should not be considered by an investor as an alternative to net income, an indicator of the financial performance of Norske Skog Canada Limited (“NorskeCanada” or “the Company”), or an alternative to cash flows as a measure of liquidity. EBITDA is reconciled to cash flow provided by (used in) operating activities on page 40.

Except for the historical information contained herein, the matters set forth in this report are forward-looking. These include, for example, statements with respect to general economic conditions in the U.S. and Canada, assessment of market conditions, the outlook for inventories, production and pricing, and performance improvements and cost savings, including those related to the acquisition of, and expected synergies from, our paper recycling division. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements. Such statements reflect management’s current views and are based on certain assumptions. They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

YEAR IN REVIEW

Continued Challenges from Difficult Market Conditions, Exacerbated by Rapidly Strengthening Canadian Dollar

The Canadian pulp and paper industry experienced another difficult year in 2003, as producers faced a number of major challenges, from various sources.

The most significant of these was the rapid, and largely unexpected, appreciation of the Canadian dollar, relative to the U.S. dollar. By December 31, 2003, the Canadian dollar had increased by 22% to US$0.77, up from US$0.63 at the end of 2002. The vast majority of the paper and pulp business is conducted in U.S. dollars, and therefore, the strengthening Canadian dollar has severely eroded Canadian producers’ operating earnings.

In response to this and other factors, principally escalating energy costs, groundwood paper producers announced several price increases during the year. These price increases settled at moderate levels, however, due primarily to the failure of paper demand to rebound from the depressed levels of 2002, despite the emergence of a U.S. economic recovery in the second half of the year.

North American newsprint prices increased by US$50 per tonne, or 11%, in 2003. Despite further capacity reductions, producers were handicapped by continued lacklustre demand, which changed little from the prior year.

Markets for specialty papers fared somewhat better. Super-calendered (“SC”) and lightweight coated (“LWC”) paper markets recorded encouraging increases in demand during 2003. For LWC paper, the positive impact of improved demand was tempered somewhat by the introduction of new capacity to the North American market during the year. In contrast, SC markets benefited from the idling of a significant amount of capacity in 2003. These factors contributed to an average increase in benchmark LWC and SC papers prices of US$28 per tonne (or 4%) and US$44 per tonne (or 6%), respectively. For directory grades, excess supply resulted in lower 2003 contract pricing (contracts make up the majority of directory business).

Pulp markets were volatile in 2003, reflecting the increasing influence exercised by Chinese buyers in global markets. A steadily appreciating Euro, sluggish paper demand, as well as weather-related fibre shortages and the outbreak of SARS in the first half of 2003, also contributed to a significant fluctuation in prices. Overall, improved global demand supported an increase in average European Northern bleached softwood kraft (“NBSK”) prices of US$120 per tonne (or 28%) in 2003.

Excellent Progress on Strategic Initiatives

In spite of the external challenges, NorskeCanada continued to focus on its key strategic objectives, and recorded a number of notable achievements during the year. A discussion of this year’s principal achievements follows.

Continued Aggressive Performance Improvements

In recent years, we have significantly improved our competitiveness within the industry. In January 2003, we launched our third performance improvement initiative in three years. This aggressive goal was aimed at generating annualized run-rate improvements of $100 million by the end of 2003, over 2002 results. Potential improvements were identified across all business areas from optimizing our mix of higher-value sales and distribution channels, to enhancing manufacturing processes, reducing furnish and conversion input costs, and lowering company-wide overhead costs.

By December 31, we had captured annualized run-rate improvements of $104 million ($83 million embedded in the current year’s earnings), compared to 2002. The following graph highlights the annualized run-rate and realized improvements generated in each business area at December 31, 2003:

1.	Furnish cost improvements include: i) a significant reduction of higher-cost kraft usage across each paper division, and ii) a more efficient fibre mix.
2.	Conversion cost improvements include: i) renegotiated contract pricing for chemicals and other conversion input costs, ii) improved consumption of coating and chemicals in our paper products, iii) energy cost improvements, particularly a significant improvement in energy consumption at our Crofton recovery boiler, achieved through minimal capital spending, and (iv) an enhancement in our pulp production arising from an inexpensive upgrade to our thermomechanical pulp (“TMP”) facility at Crofton.

3.	Sales and freight improvements include a newly negotiated transportation agreement with our deep-sea vessel carrier, an improved higher-value sales mix, and more cost-effective distribution channels.
4.	Selling, general, and administrative (“SG&A”) cost improvements reflect increased in-sourcing, as well as efficient cost management, including the capture of outstanding synergies in early 2003.

Acquisition of Paper Recycling Facility

Sourcing recycled paper at an affordable price has been high on our list of priorities for some time. On December 1, 2003, we acquired western Canada’s largest paper recycling facility. The purchase price of $61.1 million, which included $2.5 million for a working capital adjustment and transaction costs of $0.6 million, was financed almost equally by equity and cash, thereby preserving our existing debt to capitalization ratio.

The division has a current production capacity of 145,000 air-dried metric tonnes (“ADMT”), and has the capability to produce another 35,000 ADMT (to 180,000 ADMT), with minimal capital cost. A well-managed and cost-efficient modern operation, it also has excellent truck, rail and water access.

The addition of this paper recycling operation brings many benefits to the company, including:

   Positive impact on earnings:
- Improves EBITDA by an estimated $15 to $16 million per year before synergies
- Synergies expected to improve annual EBITDA by $2 to $3 million
- Accretion to annual earnings per share (“EPS”) by estimated $0.03 to $0.04 per share
- Improves interest coverage
  Secure, stable raw material supply, with over 80% under contract from suppliers in western North America
  Ability to counter waste paper price increases by optimizing production scheduling and volumes
  Avoids capital expenditure requirements to address TMP pulping constraints arising from reduced kraft consumption in newsprint production

Rationalization of Elk Falls Pulp Operation

Our major capital project in 2003 was the upgrade of our No.2 recovery boiler at Elk Falls. As a result of this upgrade, we made the decision to reduce pulp capacity by 80,000 tonnes. This reduction will be achieved primarily through the permanent closure of our No.1 recovery boiler, when our No.2 recovery boiler upgrade is completed in April 2004.

As a result of this initiative, we expect to realize annual savings in EBITDA of $9 million, primarily from an improved sales mix, lower maintenance costs, and higher productivity, which will maintain our market sales capacity. One-time costs associated with the rationalization comprise a $14 million write-down of fixed assets, and other costs, including severance and retraining, of $6 million ($2 million pertaining to severance costs was recognized at December 31, 2003 in our financial statements).

To complete the upgrade, we will be shutting down our No.2 recovery boiler for approximately 55 days in the first quarter of 2004. As a result, we estimate our operating earnings will be lower in the first quarter by approximately $15-$20 million.

Enhanced Liquidity

Given the challenging climate, on May 15, 2003, we took the opportunity to issue an additional offering of US$150 million 8.625% senior notes, repayable in June 2011. The notes were sold at a price of 102.953% of par to yield 8%. We used $134 million of the proceeds to repay the outstanding balance at that time, on the revolving operating loan.

We have also negotiated certain amendments to our $350 million revolving operating loan, including an agreement to extend the maturity of the loan by one year, to July 2006, and an option to increase the borrowing base to increase the availability of the facility, which has been duly exercised.

REVIEW OF OPERATIONS - YEAR ENDED DECEMBER 31, 2003

 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Comparison of Earnings

Consolidated

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Net sales	$324.3	$359.8	$392.6	$405.6	$1,482.3	$385.8	$383.7	$415.8	$405.9	$1,591.2
Operating earnings (loss)	(44.6)	(37.1)	(3.9)	(36.3)	(121.9)	(35.5)	(38.4)	(21.3)	(16.4)	(111.6)
EBITDA	(2.1)	6.0	42.4	10.3	56.6	11.8	9.6	26.1	30.8	78.3
Net earnings (loss)	(41.5)	(24.4)	(20.1)	(37.3)	(123.3)	(24.8)	(18.3)	(28.1)	(13.3)	(84.5)
EBITDA margin [1]	(0.6)%	1.7%	10.8%	2.5%	3.8%	3.1%	2.5%	6.3%	7.6%	4.9%
Net earnings (loss) per share - basic and diluted	$(0.24)	$(0.13)	$(0.10)	$(0.18)	$(0.64)	$(0.12)	$(0.09)	$(0.14)	$(0.06)	$(0.41)
Sales (000 MT)
Specialties	206.6	225.9	252.0	275.3	959.8	261.7	266.8	282.9	273.3	1,084.7
Newsprint	150.6	198.5	201.6	198.8	749.5	195.6	195.4	188.1	189.6	768.7
Total paper	357.2	424.4	453.6	474.1	1,709.3	457.3	462.2	471.0	462.9	1,853.4
Pulp	85.8	107.6	97.7	90.1	381.2	103.9	89.9	120.2	107.3	421.3
Total sales	443.0	532.0	551.3	564.2	2,090.5	561.2	552.1	591.2	570.2	2,274.7
Production (000 MT)
Specialties	215.3	224.8	271.6	267.6	979.3	260.9	277.1	273.5	263.8	1,075.3
Newsprint	150.0	197.3	201.8	198.1	747.2	199.6	186.2	188.2	200.8	774.8
Total paper	365.3	422.1	473.4	465.7	1,726.5	460.5	463.3	461.7	464.6	1,850.1
Pulp	80.4	101.8	98.3	93.8	374.3	99.0	93.7	114.8	111.3	418.8
Total production	445.7	523.9	571.7	559.5	2,100.8	559.5	557.0	576.5	575.9	2,268.9
Average spot foreign exchange rate C$/US$[2]	1.594	1.555	1.563	1.570	1.570	1.510	1.398	1.380	1.316	1.402
Period-end spot foreign exchange rate C$/US$[3]	1.594	1.519	1.586	1.580	1.580	1.469	1.355	1.350	1.292	1.292
Common shares (millions): At period end	174.8	205.9	205.9	205.9	205.9	205.9	205.9	205.9	214.6	214.6
Weighted average	174.8	186.4	205.9	205.9	193.4	205.9	205.9	205.9	208.8	206.6

1

EBITDA margin is defined as EBITDA as a percentage of sales.

2

Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

3

Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

Our net loss for the year ended December 31, 2003 was $84.5 million ($0.41 per common share) on net sales of $1,591.2 million, compared to a net loss of $123.3 million ($0.64 per common share) on net sales of $1,482.3 million for the year ended December 31, 2002. EBITDA for the year ended December 31, 2003 was $78.3 million, compared to $56.6 million for the comparative 2002 year. Our net loss and EBITDA improved by $38.8 million, and $21.7 million, respectively. Our net loss for the current year included an after-tax gain on translation of US$ debt of $47.9 million ($0.23 per common share) and an after-tax write-down of fixed assets, related to the Elk Falls pulp production facility rationalization, of $9.2 million ($0.04 per common share). Our net loss for the previous year included an after-tax write-off of deferred financing costs of $10.3 million ($0.05 per common share), an after-tax gain on translation of US$ debt of $10.1 million ($0.05 per common share), and the release of future income taxes of $9.7 million ($0.05 per common share).

The improvement in EBITDA was largely due to our successful performance improvement initiative, higher average transaction prices for pulp and newsprint, and, to a lesser extent, LWC and most uncoated specialty grades, as well as the positive impact of reduced market-related downtime in the current year. These gains were partially offset by the adverse impact of the significantly stronger Canadian dollar, which was mitigated by our hedging program, weaker contract directory pricing, and increased costs, particularly higher fossil fuel prices.

Specialties

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Net sales	$188.4	$192.1	$217.3	$237.2	$835.0	$213.3	$214.9	$228.7	$223.2	$880.1
EBITDA	25.6	15.4	30.3	18.6	89.9	14.4	15.7	17. 7	18.2	66.0
Operating earnings (loss)	4.9	(5.7)	5.9	(6.4)	(1.3)	(10.0)	(9.8)	(6.7)	(6.0)	(32.5)
EBITDA margin	13.6%	8.0%	14.0%	7.8%	10.8%	6.8%	7.3%	7.7%	8.2%	7.5%
Sales (000 MT)	206.6	225.9	252.0	275.3	959.8	261.7	266.8	282.9	273.3	1,084.7
Production (000 MT)	215.3	224.8	271.6	267.6	979.3	260.9	277.1	273.5	263.8	1,075.3
Average net sales revenue per tonne	$912	$850	$862	$862	$870	$815	$805	$808	$817	$811
Average cash costs per tonne[1]	788	782	742	794	776	760	747	746	750	751

1.

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

Demand for printing and writing papers improved modestly in 2003 from the depressed levels of 2002. Demand for both coated and uncoated groundwood papers was stronger than for the overall printing and writing paper market, and the sector continued to outperform newsprint. Modest price increases were secured for most grades in 2003. These gains, however, were more than offset by the impact of the strengthening Canadian dollar. The directory market was plagued by oversupply for most of the year. European imports to the North American market largely negated reduced supply from capacity closures in the first half of the year, stalling any recovery in prices in 2003.

Our operating loss for the year ended December 31, 2003 was $32.5 million on net sales of $880.1 million, compared to an operating loss of $1.3 million on net sales of $835.0 million for the previous year. Our specialties paper business generated EBITDA of $66.0 million for the 2003 fiscal year, compared to EBITDA of $89.9 million for the year ended December 31, 2002.

Sales volumes increased 124,900 tonnes, or 13.0%, compared to the 2002 fiscal year, primarily reflecting improved demand in the current year and, to a lesser extent, our continued shift of production from newsprint to higher-value specialty papers.

Our average net sales revenue for the year ended December 31, 2003 was $811 per tonne, compared to $870 per tonne in 2002. The decline primarily reflected the impact of a significantly stronger Canadian dollar, lower pricing for directory grades, and a lower-value sales mix of other uncoated groundwood papers. The modest improvement in average transaction prices for other specialty grades partially offset these declines.

Average cash costs for the year ended December 31, 2003 improved by $25 per tonne, or 3.2%, from 2002. This improvement resulted primarily from accomplishing various cost reductions related to our performance improvement initiative, and higher operating rates. These cost improvements more than offset the impact of increased fossil fuel costs, higher costs related to increased post-retirement commitments, and costs arising from several isolated events in 2003, including the termination of a higher-cost fibre contract, a four-week coast region Industrial Wood and Allied Workers’ Union (“IWA”) strike in late 2003, and a storm-related, company-wide power outage in March.

Newsprint

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Net sales	$91.0	$112.0	$117.1	$120.5	$440.6	$114.6	$113.3	$117.5	$117.6	$463.0
EBITDA	(12.3)	(8.2)	0.9	(3.0)	(22.6)	(2.7)	(1.4)	3.5	5.7	5.1
Operating earnings (loss)	(27.8)	(23.7)	(15.2)	(19.3)	(86.0)	(18.5)	(16.7)	(11.6)	(9.8)	(56.6)
EBITDA margin	(13.5)%	(7.3)%	0.8%	(2.5)%	(5.1)%	(2.4)%	(1.2)%	3.0%	4.8%	1.1%
Sales (000 MT)	150.6	198.5	201.6	198.8	749.5	195.6	195.4	188.1	189.6	768.7
Production (000 MT)	150.0	197.3	201.8	198.1	747.2	199.6	186.2	188.2	200.8	774.8
Average net sales revenue per tonne	$604	$564	$581	$606	$588	$586	$580	$625	$620	$602
Average cash costs per tonne (1)	686	606	577	621	618	600	587	606	590	596
Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne) (2)	462	440	452	472	456	470	495	495	512	493

1

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

2

Benchmark prices are sourced from Resource Information Systems, Inc.

The overall newsprint market continued to be soft in 2003, with U.S. newsprint consumption down 0.6% year-over-year, to November 2003. Inventories were maintained at moderate levels, and prices slowly increased during the year.

Despite the continued weakness in demand and the resulting low North American operating rates, producers managed to secure price increases totalling US$50 per tonne during the year. The depreciation of the U.S. dollar, however, more than cancelled out these price increases for Canadian producers.

Our 2003 operating loss improved by $29.4 million, or 34.2%, during 2003, from $86.0 million on net sales of $440.6 million in 2002 to $56.6 million on net sales of $463.0 million in 2003. Similarly, our EBITDA improved by $27.7 million in 2003, up from negative $22.6 million in 2002, to $5.1 million in 2003.

Sales volumes were 768,700 tonnes for 2003, an increase of 19,200 tonnes, or 2.6%, compared to 2002. The higher sales volumes primarily reflected lower market-related downtime in the current year.

Average net sales revenue for the current year increased by $14 per tonne, or 2.4%. Improved average transaction prices resulting from the modest price increases during the year were partially offset by the impact of the stronger Canadian dollar.

Average cash costs were $596 per tonne, an improvement of $22 per tonne, or 3.6%, from the previous year. The most significant factor of this improvement was our successful performance improvement initiative. This, together with improved unit costs resulting from higher operating rates, outweighed higher energy costs, higher post-retirement commitment costs, as well as costs associated with the previously highlighted isolated events in 2003.

Pulp

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Net sales	$44.9	$55.7	$58.2	$47.9	$206.7	$57.9	$55.5	$69.6	$65.1	$248.1
EBITDA	(15.4)	(1.2)	11.2	(5.3)	(10.7)	0.1	(4.7)	4.9	6.9	7.2
Operating earnings (loss)	(21.7)	(7.7)	5.4	(10.6)	(34.6)	(7.0)	(11.9)	(3.0)	(0.6)	(22.5)
EBITDA margin	(34.3)%	(2.2)%	19.2%	(11.1)%	(5.2)%	0.2%	(8. 5 )%	7.0%	10.6%	2.9%
Sales (000 MT)	85.8	107.6	97.7	90.1	381.2	103.9	89.9	120.2	107.3	421.3
Production (000 MT)	80.4	101.8	98.3	93.8	374.3	99.0	93.7	11 4 .. 8	111.3	418.8
Average net sales revenue per tonne	$523	$518	$596	$532	$542	$557	$617	$580	$607	$589
Average cash costs per tonne (1)	703	529	481	591	570	556	670	538	542	572
NBSK pulp, Northern Europe Delivery (US$ per tonne) (2)	443	457	485	447	458	480	550	518	552	525

1.

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

2.

Benchmark prices are sourced from Resource Information Systems, Inc.

The year started promisingly for pulp markets with producers implementing three consecutive price increases in the first and second quarters, driven in part by weather-related fibre shortages in the U.S. south-east. Later in the second quarter, however, market conditions and prices deteriorated mostly due to the impact of the outbreak of SARS and a drawdown of inventory by Chinese buyers. A subsequent resumption of Chinese buying in the third quarter helped arrest this decline, and paved the way for prices to regain their upward momentum by the end of the year. NBSK pulp benchmark prices closed the year at US$560 per tonne, up from US$440 at the end of 2002.

Our operating loss from our pulp segment improved $12.1 million, or 35.0% from an operating loss of $34.6 million on net sales of $206.7 million for the 2002 fiscal year to an operating loss of $22.5 million on net sales of $248.1 million for the year ended December 31, 2003. EBITDA improved by $17.9 million for the year ended December 31, 2003 to $7.2 million, up from negative $10.7 million for the corresponding period in 2002.

Pulp sales volumes for the year ended December 31, 2003 increased by 40,100 tonnes or 10.5%, largely reflecting reduced requirements from our paper production facilities and, to a lesser extent, lower planned maintenance downtime in the current year.

Average net sales revenue for the year ended December 31, 2003 increased $47 per tonne, or 8.7%, from $542 per tonne in 2002, to $589 per tonne in 2003, mostly as a result of higher average transaction prices. A significant increase in the value of the Canadian dollar partly offset these gains.

Average cash costs were largely unchanged from the previous year. Various cost savings, including improved energy consumption at our Crofton recovery boiler, lower SG&A and reduced fibre costs, were offset by increased energy and certain overhead costs, including increased post-retirement commitments and costs related to the Elk Falls rationalization.

Foreign Exchange Gain (Loss) on Translation of Long-Term Debt

For the year ended December 31, 2003, we recorded a gain of $58.2 million on the translation of U.S. dollar denominated debt, net of related foreign currency contracts, compared to a gain of $12.3 million for the previous year. The significant increase substantially related to the appreciation of the Canadian dollar versus the U.S. dollar in the current year.

Write-Down of Fixed Assets

As previously highlighted, we plan to remove 80,000 tonnes of pulp production capacity at our Elk Falls mill. This reduction will be achieved through the permanent closure of our No.1 recovery boiler and certain other fixed assets, when our No.2 recovery boiler upgrade is completed in April 2004. In connection with this rationalization, a write-down of fixed assets of $14.2 million was recorded for the year ended December 31, 2003.

Other Expense, Net

Other expense, net for the year ended December 31, 2003 was $3.9 million, compared to $13.3 million for the year ended December 31, 2002. The current year’s balance is comprised of several smaller miscellaneous cost items. The net expense for 2002 was primarily comprised of a $15.8 million write-off of deferred financing costs related to repaid term and operating credit facilities, and a gain of $4.8 million arising from the disposition of our shares of Pope and Talbot Inc., (part of the consideration we received from the sale of our former Mackenzie pulp operation in June 2001) in March 2002.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2003 was $75.0 million, in line with the previous year, when we recorded a net interest expense of $76.2 million.

Income Tax Recovery

Income tax recovery for the 2003 fiscal year was $62.0 million, compared to $75.8 million for the previous year. The variance primarily reflected the improved financial performance in 2003. Income tax recovery for the year ended December 31, 2002 included a non-cash recovery of $9.7 million relating to a change in the estimate of our income tax liability for prior years.

Net Earnings (Loss)

Our net loss for the year ended December 31, 2003 was $84.5 million ($0.41 per common share), compared to a net loss of $123.3 million ($0.64 per common share) for the preceding year.

Liquidity and Capital Resources

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Cash provided (used) by operations (before changes in non-cash working capital)	$(26.2)	$(19.1)	$30.3	$(1.3)	$(16.3)	$(1.4)	$(5.5)	$11.5	$12.6	17.2
Movement in non-cash working capital	20.5	14.9	(75.1)	61.2	21.5	(27.6)	22.3	(0.1)	10.7	5.3
Cash provided (used) by operations (after changes in non-cash working capital)	(5.7)	(4.2)	(44.8)	59.9	5.2	(29.0)	16.8	11.4	23.3	22.5
Capital spending	9.4	17.5	13.6	41.7	82.2	13.8	27.6	26.0	14.0	81.4
Total debt to total capitalization (1) (2)	54%	41%	44%	44%	44%	44%	45%	45%	44%	44%
Net debt to net capitalization (3) (4)	51%	41%	44%	44%	44%	44%	44%	45%	44%	44%
Other Financial/Statistical Information Total assets Total debt (1) Shareholders’ equity No. of employees at period end					$2,893.5 886.2 1,124.7 3,800					$2,816.2 845.8 1,069.2 4,000

1

Total debt is comprised of long-term debt, including current portion.

1

Total capitalization is comprised of total debt and shareholders’ equity.

2

Net debt is comprised of total debt, less cash on hand.

4

Net capitalization is comprised of net debt and shareholders’ equity.

Changes in Financial Position

Cash flows provided by operating activities, after changes in non-cash working capital, for the year ended December 31, 2003 totalled $22.5 million, compared to $5.2 million for the previous year. The improvement was principally due to our stronger financial performance in the current year.

Capital spending for the year ended	December 31
(In millions of Canadian dollars, except where otherwise stated)	2003	2002

Capital expenditures	$81.4	$82.2
Depreciation and amortization	189.9	178.5
Capital spending as % of depreciation and amortization	42.9%	46.1%

Given the difficult business climate, we continued to prudently manage our capital expenditures during 2003. Spending for the current year was $81.4 million, similar to $82.2 million for the previous year. Capital spending as a percentage of depreciation and amortization in 2003 was 42.9%, compared to 46.1% in 2002.

The focus in 2003 remained on maintenance-of-business and carefully selected high-return capital projects. The most significant project was the continuation of the $45 million upgrade of our Elk Falls kraft pulp mill recovery boiler, which is scheduled for completion in April 2004.

Current year spending also included work performed on several smaller high-return projects, including upgrades to our TMP pulp facility at our Crofton mill, as well as kraft reduction upgrades to our No.5 paper machine and TMP screen line improvements at our Elk Falls operation.

The $61.1 million acquisition (including transaction costs of $0.6 million and a working capital adjustment of $2.5 million) of our recycled paper operation in December 2003, was financed using cash of $32.1 million and equity of $29.0 million.

In 2004, we intend to maintain our disciplined approach to capital spending and currently anticipate that our annual capital expenditures for the 2004 fiscal year will be in the region of $70 million. This includes spending to complete the Elk Falls recovery boiler upgrade.

Liquidity

As previously mentioned, during 2003 we completed an offering of US$150 million 8.625% senior notes, repayable in June 2011, and extended the maturity for our $350 million revolving operating loan by one year, to July 2006.

In October 2003, Moody’s revised its outlook on our debt ratings to negative from stable and confirmed its existing ratings of Ba2 on our senior unsecured debt and Ba1 on our bank credit facilities. Standard & Poor’s also revised its outlook in October from stable to negative and affirmed its existing ratings of BB on our long-term corporate debt and BB+ on our senior unsecured debt.

The following table highlights our credit rating and outlook with Moody’s and Standard and Poor’s (“S&P”), as of December 31, 2003 and 2002:

December 31
	2003	2002

Moody’s
Outlook	Negative	Stable
Issuer rating	Ba2	Ba2
Senior implied issuer	Ba2	Ba2
Bank loan debt	Ba1	Ba1
Senior unsecured debt	Ba2	Ba2

S&P
Outlook [1]	Negative	Negative
Corporate credit rating [1]	BB	BB+
Senior unsecured debt [1]	BB	BB+
Senior secured debt	BB +	BB+

1    In February 2003, S&P lowered its credit rating on our long-term corporate and senior unsecured debt by one level, from BB+ to BB, and affirmed its existing credit rating on our senior secured debt as BB+. S&P also indicated the outlook for our business at that time was stable.

As of December 31, 2003, the borrowing base on our $350.0 million revolving operating loan was $343.4 million. After drawings of $12.5 million and outstanding letters of credit of $25.7 million, $305.2 million was available at year-end. Our net debt to net capitalization as of December 31, 2003 was 44%.

At year-end, we remained in compliance with the covenants under both our credit facilities and bond indentures. However, our consolidated fixed charge ratio of the bond debentures was below the 2.0:1 threshold, which, while not constituting a default, does prohibit the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

We use financial instruments to reduce our exposure to foreign currency and price risks associated with our revenues. At December 31, 2003, no commodity price hedging instruments were outstanding in respect of products sold. The following table highlights our foreign currency options and forward contracts outstanding to sell U.S. dollars at December 31, 2003:

	Options
	Floor		Ceiling		Forward Contracts
Term	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$
As at December 31, 2003
0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	$105	1.3647	$54	1.4539	$9	1.5269
As at December 31, 2002
0 to 12 months	$297	1.5595	$285	1.6095	$118	1.5330
13 to 24 months	$133	1.5695	$127	1.6263	$38	1.6123

At period-end exchange rates, the amount that we would receive to settle the above contracts and options is $74.1 million, of which $15.3 million has been included in accounts receivable and accounts payable.

At December 31, 2003, our long-term debt related forward foreign exchange contracts to acquire U.S. dollars totalled US$264.1 million over a four-year period, at rates averaging 1.5153. At period end exchange rates, the net amount we would pay to settle these contracts is $50.0 million.

We also use financial instruments to reduce our exposure to energy costs. At December 31, 2003, we had oil swaps to purchase 377,000 barrels at an average contract rate of US$23.37 per barrel, settling between January 2004 and March 2005, and natural gas swaps to purchase 1.6 million gigajoules (“Gj”) at an average contract rate of US$3.89 per Gj, settling between January 2004 and October 2004. At year-end rates, the net amount we would receive to settle these contracts is $3.6 million.

From time to time, we enter into interest rate swaps to manage our exposure to changes in long-term fixed interest rates associated with our senior notes. During the year, we terminated US$105.0 million of fixed-to-floating interest swaps for proceeds of $15.9 million. These funds were applied against our revolving operating loan. No interest swaps were outstanding at December 31, 2003.

Post-retirement benefits and pension contributions paid in 2003 amounted to $15.4 million (2002: $7.8 million). As outlined in note 14 to the 2003 consolidated financial statements, there was a total funding deficit of $112.5 million in our various pension plans as of December 31, 2003. Of this amount, $70.7 million related to funded defined benefit pension plans and $41.8 million to “pay-as-you-go” unfunded defined benefit pension plans. In addition, we have other “pay-as-you-go” post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $183.6 million at December 31, 2003. We anticipate the annual funding contributions to our defined benefit pension plans will increase to approximately $20 million from their current level of approximately $10 million.

Related Party Transactions

Our related parties include Norske Skogindustrier (“Norske Skog”), a significant shareholder, together with its subsidiaries and affiliates, and Norske Skog North America LLC (“NSNALLC”), a joint venture between Norske Skog and NorskeCanada.

In prior years, we acquired companies with non-capital and capital loss carryovers from Fletcher Challenge Limited (acquired by Norske Skog in 2000). The purchase price for these companies is subject to adjustment under certain conditions. In 2003, a downward adjustment of $17.8 million (net of taxes of $1.5 million on the interest component) in the purchase price was recorded. The adjustment was recorded as an increase to deferred credits. No such price adjustments were recorded in the 2002 fiscal year.

We have sales and marketing contracts with affiliates of Norske Skog, which provide for sales agency and distribution arrangements in the U.S. and certain international markets.

Our product sales to NSNALLC are at arm’s length and in accordance with normal trade practices.

Contractual Obligations

The following table presents the aggregate amount of future cash outflows of our contractual obligations as of December 31, 2003, excluding amounts due for interest on outstanding indebtedness:

		Payments due by Period

Contractual Obligations	Less than	1-3	3-5	More than
(In millions of Canadian dollars)	1 Year	Years	Years	5 Years

Long-term debt	$—	$12.5	$—	$833.3
Capital lease obligations	0.7	1.5	1.5	5.1
Operating leases	9.6	18.2	14.9	58.7

Total	$10.3	$32.2	$16.4	$897.1

Critical Accounting Policies and Judgmental Matters

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 1 to the consolidated financial statements includes a summary of the significant accounting policies used in the preparation of those consolidated financial statements. While all of the significant accounting policies are important to our consolidated financial statements, some of these policies may be viewed as being critical. Such policies are those that are both most important to the portrayal of our financial condition and require our most difficult, subjective or complex estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. While the judgments and estimates we make are based on historical experience and other assumptions that management considers appropriate and reasonable under current circumstances, the actual resolution and results may differ from the recorded estimated amounts, resulting in charges or credits that could materially affect our results or financial condition for a given reporting period.

The following areas represent critical accounting policies where estimates and judgments can have a significant effect on reported results of our operations and financial position:

Contingent Liabilities

Contingent liabilities, primarily pertaining to environmental and legal matters, are recorded on an undiscounted basis when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

Impairment of Long-Lived Assets

We review long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Canadian GAAP requires us to make certain judgments, assumptions and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations and economic lives of the affected assets. Impairments are recognized when the book values exceed management's estimate of the undiscounted future cash flows, or net recoverable amounts, associated with the affected assets. Key assumptions in estimating these cash flows include future production volumes and average product pricing over the commodity cycle, and future estimates of expenses to be incurred.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in such situations, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.

Pension and Post-retirement Benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. We retain independent actuarial firms to perform actuarial valuations of the fair values of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that directly impact the fair value of the assets and obligations and charges disclosed in our financial statements. These assumptions include:

  The discount rate used to arrive at the net present value of the various plan obligations
  The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations
  Salary increases used to calculate the impact that future compensation increases will have on pension and other post-retirement obligations
  Health care trend rates used to calculate the impact that future health care costs will have on post-retirement obligations

Actual experience can vary significantly from estimates, and could materially impact the estimated cost of our employee benefit plans and future cash requirements.

Provision for Bad/Doubtful Accounts and Slow-Moving and Obsolete Inventory Items

We use generally accepted practices in estimating required provisions for doubtful accounts and bad debt losses arising on trade and other receivable balances and provisions for slow moving and obsolete inventory items. These allowances are reviewed and updated from time to time to ensure that they take into consideration all circumstances known to management. Our estimate of the required allowance is ultimately a matter of opinion and the actual loss eventually sustained may be more or less than that estimated.

Income Taxes

The amounts we record for future income assets and liabilities are based on various judgments, assumptions, and estimates. These include the tax rates and laws that will apply when the temporary differences reverse, and the likelihood that we will generate sufficient taxable income to utilize non-capital loss carry-forwards prior to their expiration.

Due to the numerous variables associated with such judgments, assumptions and estimates, and the effects of changes in circumstances on these valuations, the precision and reliability of the resulting estimates are subject to substantial uncertainties and may change significantly as additional information becomes known.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax rules and regulations of the jurisdictions in which we operate and our judgment as to the allocation of income and the amount of deductions relating to those jurisdictions. From time to time, domestic and foreign tax authorities challenge the timing and amounts of such income allocations and deductions. In such circumstances, the final resolution of these challenges can result in final settlements that differ from our estimated amounts.

Recent Pronouncements

Effective January 1, 2004, we will adopt the following new pronouncements by the Canadian Institute of Chartered Accountants:

Accounting Guideline 13, Hedging Relationships, and the Emerging Issues Committee’s Consensus EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments. The new standards implement requirements related to the identification, designation, documentation and effectiveness of hedging relationships. The new standards are applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004. Under the new standards, hedge accounting is optional for derivative transactions that are effective in offsetting financial statement risks. Derivative financial instruments that are not subject to hedge accounting are recorded on the balance sheet, with unrealized changes in fair value recorded to the statement of earnings on each balance sheet date.

Section 3110, Asset Retirement Obligations. The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and a corresponding increase in the carrying amount of the related long-lived asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows.

Section 3063, Impairment of Long-Lived Assets. The new standard requires entities to recognize an impairment loss when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The new standard requires entities to expense all stock-based compensation and payments at grant date.

Reconciliation of EBITDA to Cash Flow

The following table reconciles our EBITDA to cash flow provided by (used in) operating activities:

(In millions of Canadian dollars, except where otherwise stated)

(In millions of Canadian dollars, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Cash flow provided by (used in) operating activities	$(5.7)	$(4.2)	$(44.8)	$59.9	$5.2	$(29.0)	$16.8	$11.4	$23.3	$22.5
Cash interest expense, net	20.5	19.9	18.8	19.1	78.3	18.3	19.1	21.3	21.5	80.2
Cash income taxes paid	5.0	3.5	2.4	1.9	12.8	3.5	1.7	1.4	0.5	7.1
Increase in other long-term obligations	(3.6)	(2.7)	(5.3)	(8.2)	(19.8)	(4.5)	(3.3)	(8.8)	(0.9)	(17.5)
Other	2.2	4.4	(3.8)	(1.2)	1.6	(4.1)	(2.4)	0.7	(2.9)	(8.7)
Change in non-cash working capital	(20.5)	(14.9)	75.1	(61.2)	(21.5)	27.6	(22.3)	0.1	(10.7)	(5.3)
EBITDA	$(2.1)	$6.0	$42.4	$10.3	$56.6	$11.8	$9.6	$26.1	$30.8	$78.3

We produce and market products that are sold globally. We seek to differentiate our product lines from those of other producers by supplying specialty products that add value for customers. However, our operating environment is subject to uncertainties, many of which are common to virtually all companies in the forest products industry in North America and also some that are more specifically applicable to our operations based in British Columbia.

A discussion of the principal uncertainties to which we are subject follows.

Our Business is of a Cyclical Nature and Our Product Prices

May Fluctuate Significantly

Our markets are commodity-based and cyclical in nature. Markets for our principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and specialty grades being the greatest.

We Face Significant Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of our production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers. Many of our competitors are larger and have greater financial resources than we do and some of the mills operated by our competitors are lower cost producers than the mills we operate.

We Face Risks Related to Our International Sales

A significant portion of our sales are outside Canada and the United States, and therefore we face a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

Under the terms of our sales and marketing agreements with affiliates of Norske Skog, either party on six months notice may terminate each of these contracts. If any of these contracts are terminated, we will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to our sales activities in the relevant market.

We are Subject to Risks of Exchange Rate Fluctuations

Our profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most of our sales are denominated.

Fluctuations in foreign currencies affect our competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, our competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. We are also exposed to currency exchange risk on debt denominated in U.S. dollars, including our 8 5/8% notes and our 10% notes.

As outlined above, under a Board-approved foreign exchange risk management program, we manage a portion of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies, fossil fuel costs, and U.S. dollar denominated debt.

We are Exposed to Fluctuations in the Cost and Supply of Wood Fibre and to

Potential Aboriginal Title Claims that may also Affect the Supply of Wood Fibre

Since we have no significant timber holdings, our operations are dependent on the supply of wood fibre from third parties, almost half of which is provided by five suppliers. One of our suppliers is undergoing a court-approved corporate restructuring and we are unable to determine the impact, if any, of this on our operations. Our fibre supply could be reduced as a result of events beyond our control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by our suppliers or ourselves for market or other reasons. Should we cease to be supplied with wood fibre under our contracts, alternative sources of fibre at acceptable prices may not be readily available.

The majority of our fibre suppliers have employees who are represented by the IWA. These collective agreements expired in June 2003. After a four-week coast region strike, ended only by a government-ordered back to work order, collective bargaining resumed in December 2003. Approximately 50% of our fibre suppliers were affected by the strike. Negotiations for new collective agreements with some B.C. interior-region lumber producers are still taking place and their outcome and the impact, if any, on our operations is not currently determinable.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply.

Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by our suppliers are situated. Although the renewal of forest tenures held by our suppliers will likely be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

We Continue to be Affected by Aboriginal Groups’ Claims of Aboriginal Title and Rights

Our ability to operate our manufacturing facilities will also be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as ourselves will not be affected by treaty negotiations. In the case of our Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by filing a claim in the Supreme Court of British Columbia. While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against us in the proceeding. Based on the history of similar proceedings, we expect that it would take many years before a final court decision could be rendered if the court proceeding were pursued against us.

Recent court decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups’ rights or title. This duty of consultation may affect our ability to obtain or amend necessary regulatory permits on a timely basis.

We are Exposed to Fluctuations in Energy Costs

We are a significant consumer of electrical power and fossil fuels. We purchase the majority of our fossil fuels, particularly oil and natural gas on the spot market, which can fluctuate significantly depending on various external factors. The

Government of British Columbia regulates our electricity supply contracts and, although there have been no fluctuations in the price or terms of the contracts, future changes could have a significant impact on our earnings. In late 2003, the BC Utilities Commission received an application by BC Hydro to increase electricity prices by 7% from April 1, 2004, and a further 2% from April 2005.

We Have Recorded Losses for Nine Consecutive Quarters

We have incurred a net loss in each of the nine quarters since the end of September 2001, and operating losses have been recorded for the last eight quarters. These losses have arisen primarily as a result of adverse market conditions. Should these conditions continue, we may, over time, have to rely to a greater extent on our revolving operating loan and, if necessary, additional sources of funding.

Our Debt May Impair Our Financial and Operating Flexibility

We have a significant amount of debt, and our debt agreements contain various restrictive and financial covenants. Our ability to pay interest on, and to satisfy, our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond our control may affect our ability to make these payments. In addition, our debt level may limit our ability to obtain additional financing and increase our vulnerability to interest rate fluctuations. Should the challenging market conditions continue, we may, over time, have to rely to a greater extent on our revolving operating loan and, if necessary, additional sources of funding.

We are Subject to Significant Environmental Regulation

Our operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. We continually monitor our environmental performance and believe that our facilities are operating in substantial compliance with environmental laws and regulations.

Earnings Sensitivities

As previously mentioned, our earnings are sensitive to fluctuations in prices for our products, energy costs and foreign exchange rates.

Product Price Sensitivity

Based on market production capacities and exchange rates as at December 31, 2003, a US$10 per tonne change in the net sales price of our principal products would affect our annualized EBITDA and net earnings approximately as follows:

(In millions of Canadian dollars)	EBITDA	Net Earnings
Specialties	$15	$10
Newsprint	11	7
Pulp	4	3

Currency Sensitivity

Our operations are located in British Columbia, Canada and most of our costs and expenses are denominated in Canadian dollars. We primarily sell our products in Canada, the United States, Asia and Australasia, Latin America, and Europe. A majority of our sales are denominated in foreign currencies, principally the U.S. dollar and the Japanese yen. As a result, we are exposed to foreign currency market risk on accounts receivable and future sales. We estimate that in the absence of our risk management program, a $0.01 change in the U.S. dollar relative to the value of the Canadian dollar would have affected our EBITDA for 2003 by approximately $15 million based on 2003 sales and a movement from US$0.77 to US$0.78.

Energy Cost Sensitivity

As mentioned, we are a significant consumer of electrical power and fossil fuels. Changes in the prices and terms of our energy supply contracts could have a significant effect on our earnings. The table below highlights the annualized impact of a 5% change in natural gas and oil, and electricity prices on our EBITDA and net earnings, in the absence of our risk management program.

(In millions of Canadian dollars)	EBITDA	Net Earnings

Natural gas and oil	$3	$2
Electricity	8	5

OUTLOOK

A robust U.S. economic recovery now appears to be well underway. There is growing optimism amongst commentators that pulp and paper demand in 2004 will begin to reflect the improved economic climate, allowing producers to record healthy price increases across most product lines.

Coated groundwood paper producers are well positioned to reap the benefits of a sustained economic recovery. Magazine advertising is projected to grow at healthy levels in 2004, with little new capacity forecast. Similarly, SC and machine-finished hi-brite paper producers in 2004 are expected to benefit from rising business and consumer confidence, through a growth of printing of inserts, magazines and catalogues. This positive development may be tempered by the possible return to production of capacity that was temporarily idled in 2003, which may limit the price gains expected to be realized in 2004.

The directory market is currently beset by excess supply. In 2004, expected improved demand for directory publications and an anticipated shift of capacity to newsprint as the year progresses, should help to rebalance supply and demand by year end. Prices are expected to remain stable in 2004, but tighter markets expected at the end of 2004 should help producers implement price increases for 2005.

To date, newsprint demand has been unaffected by the impressive growth of the U.S. economy, but the impact of lacklustre demand has been largely offset by significant capacity reductions, helping to balance production with orders. As a result, producers are well positioned to benefit from an expected growth in newspaper advertising lineage, which should pave the way for healthy price increases during the year. A US$50 per tonne price increase for North American markets has been announced for February 1, 2004.

For pulp products, the performance of the Chinese economy and global paper demand are likely to be the key drivers of demand growth in 2004. While softwood pulp prices may once again fluctuate, average year-over-year pricing is expected to reflect improving demand for paper products. A US$30 per tonne price increase for European NBSK pulp has been announced by major producers, for February 1, 2004. For hardwood pulp, however, new capacity will likely affect the demand to supply balance, increasing the discount between both pulp grades.

Despite the encouraging rate of economic growth in North America, the strength of the Canadian dollar remains a major concern as it negatively impacts the competitive position of Canadian exporters. Economic commentators are divided over the future direction of the Canadian dollar relative to its U.S. counterpart.

To complete the upgrade of No.2 recovery boiler at our Elk Falls mill, we will be shutting down the boiler for approximately 55 days in the first quarter of 2004. Although the upgrade will have a positive impact on our earnings over the balance of the year, operating earnings will be reduced by an estimated $15-$20 million in the first quarter. In addition, we will be taking the annual shutdown of our pulp digesters at Crofton in the first quarter. These two factors, combined with the potential impact of a continuing strong Canadian dollar, will have a negative impact on our earnings for the first quarter of 2004.

In 2004, we intend to build on the momentum created by our performance improvement initiative. Our objectives this year include optimizing our mix of higher-value specialty papers, extracting the maximum value from our recently acquired recycled paper operation, completing our pulp production rationalization at Elk Falls, as well as aggressively managing costs in all business areas.

We continue to preserve cash flow and intend to restrict capital spending to maintenance-of-business and carefully selected high-return capital projects until there is clear evidence of a sustained improvement in market conditions. As cash flows permit, we will invest in several already identified high-return capital projects.